UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-39476

GreenPower Motor Company Inc.

(Translation of registrant's name into English)

#240 - 209 Carrall Street, Vancouver, British Columbia  V6B 2J2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]  Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

EXHIBITS 99.1, 99.2, 99.3 AND 99.4 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE TO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3, AS AMENDED (NO. 333-276209) (THE "FORM F-3") AND FORM S-8 (NO. 333-261422) AND THE REGISTRANT'S PROSPECTUS SUPPLEMENT DATED MARCH 7, 2025 (FILED IN CONNECTION WITH THE FORM F-3), TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED.

99.1	Notice of Annual General Meeting and Information Circular

99.2	Form of Proxy - English

99.3	Voting Instruction Form

99.4	Financial Statements Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GreenPower Motors Inc.

/s/ Michael Sieffert
___________________________________
Michael Sieffert, Chief Financial Officer
Date:  April 28, 2025